UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED MAR 30 2007 WASH, D.C. 210

SEC FILE NUMBER
8-15753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Jefferson Pilot Variable Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord	New Hampshire	03301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Weston — (603) 226-5457
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 04 2007 THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John A. Weston**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Jefferson Pilot Variable Corporation, as

of **December 31**, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer & Chief Financial Officer
Title

Notary Public

ELIZABETH J. BEAULAC, Notary Public
My Commission Expires June 7, 2011

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Supplementary report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson Pilot Variable Corporation

Consolidated Financial Statements and Supplemental Information

As of December 31, 2006 and for the Periods April 3, 2006
through December 31, 2006 and January 1, 2006 through April 2, 2006

Contents



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Jefferson Pilot Variable Corporation

We have audited the accompanying consolidated statement of financial condition of Jefferson Pilot Variable Corporation and Subsidiaries (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standard of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Variable Corporation and Subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 26, 2007

Jefferson Pilot Variable Corporation

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$1,054,566
Due from affiliates	4,109
Prepaid expense	1,452
Other assets	4,151
Total assets	$1,064,278
Liabilities and stockholder's equity	
Liabilities:	
Federal income taxes payable to Ultimate Parent	$ 3,031
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares; issued 6,000 shares	6,000
Additional paid-in capital	1,070,132
Accumulated deficit	(14,885)
Total stockholder's equity	1,061,247
Total liabilities and stockholder's equity	$1,064,278

See accompanying notes.

Jefferson Pilot Variable Corporation

Consolidated Statements of Operations

	Period from April 3 through December 31, 2006	Period from January 1 through April 2, 2006
Revenues		
Concession income from affiliates	$21,424,292	$ 9,446,122
Interest	36,475	9,958
	$21,460,767	$ 9,456,080
Expenses		
Selling	21,424,292	9,446,122
General and administrative	22,688	19,775
Taxes, licenses, and fees	36,687	740
	21,483,667	9,466,637
Loss before federal income taxes	(22,900)	(10,557)
Federal income tax benefit	(8,015)	(3,695)
Net loss	$ (14,885)	$ (6,862)

See accompanying notes.

Jefferson Pilot Variable Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		**Additional Paid-in Capital**	**Accumulated Deficit**	**Total Stockholder's Equity**
	Shares	**Amount**			
Balance at December 31, 2005	6,000	$ 6,000	$ 3,194,000	$ (2,117,006)	$ 1,082,994
Net loss				(6,862)	(6,862)
Balance at April 2, 2006	6,000	$ 6,000	$ 3,194,000	$ (2,123,868)	$ 1,076,132
Acquisition by Lincoln National Corporation:					
Sale of stockholder's equity	(6,000)	$(6,000)	$(3,194,000)	$ 2,123,868	$ (1,076,132)
Lincoln National Corporation purchase price	6,000	6,000	1,070,132		1,076,132
Balance at April 3, 2006	6,000	$ 6,000	$ 1,070,132	-	$ 1,076,132
Net loss				(14,885)	(14,885)
Balance at December 31, 2006	6,000	$ 6,000	$ 1,070,132	$ (14,885)	$ 1,061,247

See accompanying notes.

Jefferson Pilot Variable Corporation

Consolidated Statements of Cash Flows

	Period from April 3 through December 31, 2006	Period from January 1 through April 2, 2006
Operating activities		
Net loss	$ (14,885)	$ (6,862)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Decrease in prepaid expenses	558	155
Change in due to/from affiliates	(22,149)	19,815
Change in other assets	(4,151)	1,313
Increase (decrease) in income taxes receivable/payable to Ultimate Parent	6,726	(8,075)
Net cash (used in) provided by operating activities	(33,901)	6,346
Cash and cash equivalents at beginning of year	$1,088,467	$1,082,121
Cash and cash equivalents at end of year	$1,054,566	$1,088,467
Supplemental disclosure of cash flow information		
Income tax (payments) refunds (paid to)/received from the Ultimate Parent	$ 14,741	$ (4,379)

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Jefferson Pilot Variable Corporation (the Company) operates in the United States as the exclusive distributor for variable life insurance policies and variable annuity contracts issued by Jefferson-Pilot Financial Insurance Companies (JPFIC). Prior to April 3, 2006, the Company was a wholly owned subsidiary of Jefferson-Pilot Corporation (Jefferson-Pilot). Jefferson-Pilot Investor Services of Nevada, Inc. is a wholly owned subsidiary of the Company, which is required by Nevada state law, to facilitate the payment of commissions to registered representatives.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's transactions are limited to the sale and redemption of interests in the insurance companies separate accounts.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

On April 3, 2006, Lincoln National Corporation (LNC) completed its merger with Jefferson-Pilot Corporation by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting as prescribed by Statement of Financial Accounting Standard (SFAS) 141, *Business Combinations* (SFAS 141) and the Company became wholly-owned by LNC.

In accordance with SFAS 141, the total purchase price of the Company was allocated to the assets acquired and liabilities assumed based on their fair values at the merger date, April 3, 2006, and was "pushed down" to the Company's financial statements. Under SFAS 141, the fair value of the net assets acquired and liabilities assumed is subject to adjustment as additional information is obtained, through April 3, 2007. Management of the Company does not expect such adjustment, if any, to be material.

Jefferson Pilot Variable Corporation

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Principles of Consolidation

All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Recognition of Revenue and Expense

Concession income and interest revenue are recorded as earned and selling expenses are recorded as incurred.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2006, there was no deferred tax asset or deferred tax liability.

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 establishes criteria for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained by the applicable tax authority. Tax positions

1. Accounting Policies (continued)

Income Taxes (continued)

not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, the Company is evaluating the potential effects of FIN 48 and any impact in the financial statements has not been determined.

2. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Ultimate Parent.

The Company's federal income tax provision is computed in accordance with a Tax Sharing Agreement between the Ultimate Parent and its subsidiaries at the statutory rate of 35 percent.

3. Retirement and Other Benefit Plans

All individuals who provide services to the Company are employees of the Ultimate Parent. These individuals are eligible to participate in a tax qualified and non-qualified defined benefit pension plan, a defined contribution retirement plan, postretirement life insurance and health care plans, and certain stock option plans, which are provided for the employees of the Ultimate Parent and its subsidiaries. Expenses related to these plans are included in general and administrative expenses.

The Ultimate Parent provides health care and life insurance benefits to retired employees who have met specified eligibility requirements. The Company's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits.

4. Transactions with Affiliates (Related Party Transactions)

The Company has a Fund Distribution Agreement with Jefferson Pilot Variable Fund, Inc. (the "Fund"), which is an open-end diversified series management investment company registered under the Investment Act of 1940, as amended. Under this Agreement, the Company performed all functions relative to sales and marketing of the shares of the Fund, which is the investment option for variable life insurance and variable annuity policies. For the periods April 3 through December 31, 2006 and January 1 through April 2, 2006, the Company received concession income of $21,424,292 and $9,446,122, respectively, from affiliated life insurance companies, which includes compensation for variable life insurance and variable annuities sold.

The Company has a Selling Agreement with Jefferson Pilot Securities Corporation (JPSC), an affiliated broker-dealer, which is also registered with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. The Company acts as distributor for JPFIC's variable life insurance policies and variable annuity contracts. Under this selling agreement, JPSC is paid sales commissions relating to these products. For the periods April 3 through December 31, 2006 and January 1 through April 2, 2006, the Company paid commissions of $17,485,313 and $7,793,281 for the distribution of variable life contracts and $165,674 and $64,521, for the distribution of annuity contracts, respectively, which are included in selling expenses.

JPL provides the Company with management and administrative personnel. The associated costs allocated to the Company in 2006 are included in general and administrative expenses.

Due from affiliate represents a receivable related to general and administrative expenses.

5. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $933,158 which was $908,158 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

Supplemental Information

Jefferson Pilot Variable Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital	
Total stockholder's equity	$1,061,247
Deductions and/or charges:	
Nonallowable asset:	
Prepaid expenses	1,452
Due from affiliate	42,037
Total nonallowable assets	43,489
Haircuts on securities:	
Money market instruments	84,600
Net Capital	$ 933,158
Total Aggregate Indebtedness	$ 40,959
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,730
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above amounts)	$ 25,000
Excess net capital	$ 908,158
Ratio of aggregate indebtedness to net capital	.04 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part IIA FOCUS filing.

Jefferson Pilot Variable Corporation

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Supplementary Report



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Jefferson Pilot Variable Corporation

In planning and performing our audit of the consolidated financial statements of Jefferson Pilot Variable Corporation and Subsidiaries (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or a combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 26, 2007

END